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December 8, 2017	Daniel S. Clevenger 617 832 1283 direct dclevenger@foleyhoag.com

Via EDGAR

Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Amendment No 1 to Registration Statement on Form S-4 Filed November 13, 2017 File No. 333-220735

Dear Mr. Mancuso:
On behalf of Sensata Technologies Holding plc (“Sensata”), please find transmitted herewith for filing Sensata’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 (File No. 333-220735), as amended by Amendment No. 1 to the registration statement filed with the Commission on November 13, 2017 (as so amended, the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(A) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 2 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 2.

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December 8, 2017

Amendment No. 2 is being filed principally in response to comments of the Staff set forth in the Commission’s letter of November 29, 2017 (the “Letter”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Letter. References to page numbers (other than in headings taking from the Letter) are to pages of the proxy statement/prospectus that forms part of the Registration Statement (the “Prospectus”) as revised and included in Amendment No. 2. Other changes have also been made to the Registration Statement in Amendment No. 2, as indicated in the marked materials.
On behalf of Sensata, we respond to the specific comments of the Staff as follows:
Reasons for the Merger, page 17
1.    Clarify how the law of England and Wales provides more flexibility to engage in share buy backs and how the exemption for dividends on securities you hold is more flexible. Also, quantify the amount of the tax treaty benefits that you mention in the last bullet point of this section, including any material changes in tax benefits as a result of the transaction.
Response:    The third and last bullet points of this section have been revised and augmented to provide the requested disclosure.
Withholding Tax, page 46
2.    We note your response to prior comment 8. Please quantify the current “average capital recognized as paid up,” and describe how it can change by the time it must be calculated for tax purposes.
Response:    The disclosure under Material Tax Considerations Relating to the Merger — Dutch Tax Considerations — Tax Consequences of the Merger — Withholding tax on page 46 has been revised and augmented as suggested.
UK Tax Considerations, page 49
3.    Given that exhibit 8.3 appears to be limited to this section, please revise to clarify, if true, that your reference in the first sentence on page 49 to “certain” tax matters addresses all material tax consequences. Likewise, please address the first sentence on page 45. For guidance, see Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011).
Response:    The disclosures under Material Tax Considerations Relating to the Merger — UK Tax Considerations — General on page 49 and Material Tax Considerations Relating to the Merger — Dutch Tax Considerations on page 45 have been revised to clarify the scope of the UK and Dutch tax discussions, respectively, in accordance with the Staff's comment.

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Transfers of Ordinary Shares, page 50
4.    Address that part of prior comment 11 regarding the uncertainty represented by the word “should.” For guidance, see Sections III.C.1 and III.C.4 of Staff Legal Bulletin No. 19. Also clarify who provided the advice that you mention in the last sentence of this section, and file the appropriate consent; we note that Schedule 1 of exhibit 8.3 indicates that the counsel you currently identify did not provide the advice.
Response:    The disclosure under Tax Consequences Relating to the Merger — UK Tax Considerations — Transfers of Ordinary Shares on page 50 has been revised and augmented to address the uncertainty represented by the word “should.” References to the advice previously mentioned in the last sentence of this section have been deleted from this discussion and the associated assumption in Schedule 1 of Exhibit 8.3.
Exhibit 5.1
5.    We note your response to prior comment 12 regarding Section 3 of Schedule 2. However, if counsel conducted the searches and enquiries as stated in section 1.3.1 of the opinion, it is unclear why it is appropriate for that counsel to assume in Schedule 2 that the searches and enquiries are complete and accurate. Please advise or file a revised opinion.
Response:    Exhibit 5.1 has been revised to clarify that the assumption in Schedule 2 of Exhibit 5.1 relates solely to the factual accuracy and completeness of the responses received in response to the identified searches and enquiries.
6.    Expand your response to prior comment 13 to tell us the purpose of the statement that counsel conducted only the searches and enquiries identified in the schedule, including whether the statement is a limitation. It is unclear whether other searches and enquiries may be appropriate for this circumstance and why it is appropriate for the opinion to not address all relevant facts.
Response:    Sensata is advised by Clifford Chance LLP that the purpose of the statement identifying the searches and enquiries is to enable a reader of the opinion to better understand the information considered in connection with the rendering of the opinion, and not as a limitation. Paragraph 1.3.1 of Exhibit 5.1 has been revised to clarify that the searches and enquiries conducted are those deemed by Clifford Chance LLP as necessary to render its opinion.
7.    We note your response to prior comment 14. Please file an opinion that addresses whether a security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant’s creditors. For guidance, see Section II.B.1.c of Staff Legal Bulletin No. 19.
Response:    Sensata is advised by Clifford Chance LLP that the term “assessments” is not a legal term of art under the laws of England and Wales. Sensata is

December 8, 2017

further advised by Clifford Chance LLP that no holder of the ordinary shares of Sensata-UK to be issued in the merger will be liable to pay any amount in respect of those shares to Sensata-UK or any creditor of Sensata-UK solely because of his, her or its status as a holder of those ordinary shares. Exhibit 5.1 has been revised to further clarify this matter. Sensata respectfully submits that the language of Exhibit 5.1 as so revised complies with the requirements of Regulation S-K Item 601(b)(5) relating to the non-assessable nature of the ordinary shares to be issued in the merger.
8.    Provide us your analysis of why it is appropriate for the opinion to be conditioned on the “Final Articles” becoming effective as stated in section 2 of this exhibit. It is unclear why those Final Articles will not be effective before the effective time of the registration statement. For guidance, see Section II.B.2.f of Staff Legal Bulletin No. 19.
Response:    Section 2 of Exhibit 5.1 has been revised to remove the reference in that section to the effectiveness of the Final Articles.
9.    Please tell us how the assumption in section 2(c) of schedule 2 of this exhibit is consistent with the third Q&A on page 12 of your prospectus.
Response:    The assumption in section 2(c) of schedule 2 to Exhibit 5.1 has been deleted.
Exhibit 8.1
10.    File an opinion that addresses the tax consequences to shareholders mentioned in your disclosure beginning on page 20. We note that section of your prospectus covered by the current opinion does not address the consequences of a squeeze-out that you mention on page 21.
Response:    The disclosure on page 44 which is covered by the opinion has been updated to address the consequences of a squeeze-out merger, and an updated Exhibit 8.1 has been filed with Amendment No. 2.
Exhibit 8.2
11.    We note the statement regarding liability added at the bottom of page 1 of exhibit 8.2, and in section 4.6 of exhibit 8.2 and section 3.2 of exhibit 8.3. Liability under the federal securities laws may not be limited; see Section 14 of the Securities Act. Please file opinions that do not suggest the contrary.
Response:    With respect to Section 4.6 of Exhibit 8.2, Sensata is advised by Loyens & Loeff N.V. that the purpose of this language is not to cap or limit the liability of Loyens & Loeff N.V., but rather, consistent with Dutch law and customary practice, to make clear that Loyens & Loeff N.V., as the firm rendering the opinion, is the party that would bear any liability in relation to the opinion, rather than the individual employees of Loyens &

December 8, 2017

Loeff N.V. (whether or not providing services for and on behalf of Loyens & Loeff N.V. by using a legal entity) that are involved in the preparation of the opinion letter.
With respect to Section 3.2 of Exhibit 8.3, Sensata is advised by Clifford Chance LLP that this provision is consistent with customary English opinion practice and does not purport to cap or limit the liability of Clifford Chance LLP. Rather this provision provides only that should the liability of another adviser to Sensata-UK be limited or capped, Clifford Chance's liability or the amount that could be claimed from Clifford Chance in respect of the opinion may not be increased purely as a result of the limitation or cap on the liability of the other adviser.
12.    Please tell us the purpose of section 3 of this exhibit and whether that section excludes relevant or material facts.
Response:    Sensata is advised by Loyens & Loeff N.V. that the purpose of Section 3 of Exhibit 8.2 is to inform a reader of the opinion as to the scope of the inquiry undertaken in connection with the preparation of the opinion, and is not intended to, and does not, exclude facts deemed relevant or material by Loyens & Loeff N.V. Section 3 of Exhibit 8.2 has been revised to reflect that the documentation reviewed by Loyens & Loeff N.V. in connection with the preparation of the opinion constitutes the documentation that firm deemed necessary to render its opinion.
13.    We note that section 5.1 of this exhibit has been revised to limit the opinion to the “principle material” tax consequences rather than all material tax consequences. Please tell us the purpose of this change and which material tax consequences are excluded from the opinion.
Response:    Section 5.1 of Exhibit 8.2 has been further revised to delete the word “principle” and clarify that the opinion addresses all material tax consequences.
Exhibit 8.3
14.    Please tell us why the assumptions in Schedule 1 are necessary and appropriate. Also tell us why the assumption in the last paragraph on page 1 of exhibit 8.1 regarding the legal authority of the signatories is necessary and appropriate for that opinion. Explain in your response why counsel cannot reach conclusions on the matters assumed, and tell us the risk to investors if the assumptions are incorrect.
Response:    Exhibit 8.1 has been revised to remove this assumption. Schedule 1 of Exhibit 8.3 has been revised to remove the assumptions in question and clarify that the assumptions of Clifford Chance LLP in connection with the issuance of the opinion are (i) that any statements as to matters of fact made in representation letters delivered to Clifford Chance LLP by Sensata-UK are, and will continue to be, true correct and complete and (ii) that Sensata-UK will not be treated under the laws of any non-United Kingdom jurisdiction as tax resident in any country other than the United Kingdom.

December 8, 2017

Signatures
15.    Include the signature of your authorized representative in the United States.
Response:    Sensata’s authorized representative in the United States has been identified in the signatures.
In addition to the foregoing, Sensata acknowledges the Staff’s oral comment delivered on December 7, 2017 regarding the filing as exhibits to the Registration Statement of certain reports provided to the boards of directors of Sensata and Sensata Technologies Holding N.V. in connection with those bodies’ consideration of the merger. Sensata respectfully advises the Staff that it is considering the Staff’s comment and will respond to it in a separate communication.
If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1283.
Sincerely,
/s/ Daniel S. Clevenger
Daniel S. Clevenger
DSC:

cc:	Steven Reynolds
Mary Shields